April 24, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-0510

Attention:                                Kari Jin

Re:           SEC Comment Letter dated March 31, 2009
TransAct Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 16, 2009
Form 8-K Filed March 10, 2009
File no.  0-21121

Set forth below is the response of TransAct Technologies Incorporated (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 31, 2009 that pertain to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Commission on March 16, 2009 and the Company’s Current Report on Form 8-K filed with the Commission on March 10, 2009.

For reference purposes, the Staff’s comments as reflected in the Commission’s letter dated March 31, 2009 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
We note the disclosure on pages I and F-7 in your Form 10-K that your product distribution spans across the Middle East and the Caribbean Islands, which are regions that are generally understood to include Iran, Syria, Sudan, and Cuba.  Also, it appears from a dropdown menu on your website that nationals of Cuba, Iran, Sudan, and Syria can contact you through your website or telephone with questions related to your business or products, Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through distributors, resellers, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, or services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

We have not had, and do not expect to have in the future, contacts with the referenced countries through distributors, resellers, or any other direct or indirect arrangements.  Furthermore, we have made no direct sales of products or services into these referenced countries, nor do we anticipate doing so in the future.  In addition, we maintain provisions in our distributor and reseller agreements that require anyone wishing to have a business relationship with us to comply with U.S. export control laws.

Our website provides contact information (email address and telephone number) that is available to the general public for questions concerning sales and technical support related to our products, and in order to enable anyone to contact us and indicate his or her country of residence.

2.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with Undesignated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

 See our response to comment #1.

Item 1.  Business

The Company, page 1

3.
We note your disclosure that you sell your products to OEMs, VARs, selected distributors and directly to end-users.  Please tell us whether you have considered including a separately captioned section that would provide additional information regarding the distribution methods for your products.  See Item 10l(h)(4)(ii)of Regulation S-K.  For example, consider disclosing in future filings the percentage of your products that you sell through each of your distribution channels as well as whether you maintain an internal sales force.

We have not previously included a separate caption based on our belief that our disclosure of our methods of distribution provides the information material to an understanding of our business.  However, we acknowledge the Staff’s comment and will provide in future filings additional information regarding the distribution methods of our products, and the use of an internal sales force, in each of the markets we serve under a new caption entitled “Distribution Methods.”  Sample disclosures for each market are as follows:

Banking and POS:  In the POS market, we primarily sell our products through a network of domestic and international distributors and resellers. We use an internal sales force to manage sales through our distributors and resellers, as well as to solicit sales directly from end-users.  In the Banking market, we primarily sell our products directly to end-user banks and financial institutions through the use of a dedicated internal sales force.

Lottery:  In the lottery market, sales of our lottery printers are made directly to GTECH and managed by an internal sales representative.

Casino and Gaming:  In the casino and gaming market, we sell our products primarily to (1) slot machine manufacturers, who incorporate our printers into slot machines and, in turn, sell completed slot machines directly to casinos and other gaming establishments and (2) through three regional distributors (one in the United States and Asia, one in Europe and Africa, and one in Australia).  We also maintain a dedicated sales force to solicit sales from slot manufacturers and casinos, as well as manage sales through our distributors.

We do not believe disclosing the percentages of our products sold through each of our distribution channels will substantively add to the disclosure proposed above.

4.
We note that you are in the process of outsourcing the majority of your printer production to a company in China.  Please describe your contractual arrangements with this company and disclose the name of this manufacturer.  Please provide your analysis as to whether you are required to file any agreements with this company as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

We utilize a single contract manufacturer from which we purchase certain component parts and certain fully-assembled printers.  We have no long-term contractual arrangement with this contract manufacturer and all purchases are made through purchase orders.  We disclose in Item 1A Risk Factors on page 8 that if this manufacturer fails to meet our manufacturing needs this would be disruptive to our business.  We also disclose that we can move to another manufacturer, but that a transition could be costly and time consuming and could have a material adverse effect on our operating and financial results.  We believe that the material disclosure is that we single source and the risks associated with single sourcing, and not the particular name of one of many manufacturers in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations: Year ended December 31, 2008 compared to year ended

December 31, 2007, page 16

5.
There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed.  For instance, you state on page 16-17 that the decrease in international banking and POS printer shipments was due primarily to lower sales to distributors in Europe and Asia, offset by an increase in printer sales to distributors in Latin America, without quantifying the contributing and offsetting factors.  As another example, you state on pages 18 that domestic revenue from TSG increased primarily due to increased sales of consumable products and, to a lesser extent, higher maintenance and repair services offset by a decline in sales of replacement parts for legacy printers.  Tell us what consideration you gave to quantifying each contributing factor, including offsetting factors, relating to a material change pursuant to the requirements of Instruction 4 to Item 303(a) of Regulation S-K and the related interpretative guidance In Section III.D. of SEC Release 33-6835.

While we believe that our previous filings complied with applicable requirements, in future filings we will quantify, to the extent necessary for an understanding of the material factors affecting a change, the material changes when two or more sources of change are identified.

6.
We note that you have provided little information concerning the pricing environment for the products and services sold over the last three years.  Tell us what consideration you gave to discussing in quantified terms the extent to which material changes in revenue were due to changes in volume versus changes in pricing or to the introduction of new products.  See Item 303(a)(3)(iii) of Regulation S-K.

Material changes in revenue over the past three years have been primarily due to changes in volume.  To the extent that in the future material changes in our revenue are due to price changes, we will quantify and disclose such information in future filings.  When appropriate and material, we have disclosed the effect of new product introductions on our sales such as on page 16 of our 10-K under the heading “Banking and point of sale” where we discussed the effect of the introduction of our new Ithaca 8000 and Ithaca 8040 thermal receipt/label printers for McDonalds.

Gross Profit page 18

7.
You disclose that the increase in gross profit and gross margin was “somewhat offset by a less favorable sales mix without further explanation.  Please tell us in quantitative and qualitative terms, and disclose in future filings as applicable, the reasons for the changes in product mix and the ways in which the mix proved less favorable.

For the year ended December 31, 2008 compared to the year ended December 31, 2007, we experienced a less favorable sales mix due primarily to a significant increase in sales of our lottery printers which were sold at lower gross margins than our overall gross margin across all products.  We will provide similar qualitative and quantitative disclosure in future filings, when appropriate.

Item 9A.  Controls and Procedures, page 27

8.
We note your disclosures regarding limitations on effectiveness of controls and your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.”  Please confirm, if true, that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that if your CEO and CFO concluded that your controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our CEO and CFO concluded that our controls and procedures are effective at the reasonable assurance level.  In future filings, we will remove the reference to the level of assurance of our disclosure controls and procedures.

9.
You do not appear to have included the information required by Item 308(c) of Regulation S-K in your Form 10-K.  Please tell us whether or not there were changes in your internal controls over financial reporting during last fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.  In addition, ensure that future reports include the information required by Item 308(c) of Regulation S-K.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We had understood that Item 308(c) of Regulation S-K only requires disclosure where a change occurs which requires disclosure, and because no changes occurred we did not include any disclosure.  Notwithstanding the foregoing, the Company will include a statement in future filings affirmatively stating that there have been no changes required to be disclosed under Item 308(c).

Consolidated Statements of Operations, page F-4

10.
We note from your disclosures on page 1 that the Company provides maintenance and warranty services and markets the sale of consumable products through the TransAct Services Group.  We further note that this Group accounted for approximately 19.8% and 25.4% of the Company’s total net sales in fiscal 2008 and 2007, respectively.  Tell us how you considered presenting separate line items for product and service revenues and the related cost of revenues pursuant to Article 5-03(b)(l) and (2) of Regulation S-X.

As we disclosed, sales from our TransAct Services Group include sales of (1) consumable products (including inkjet cartridges, ribbons, receipt paper and other transaction supplies), (2) replacement parts for our printers, and (3) maintenance services for our products.  Our revenue from maintenance services is the only source of revenue that is not generated from the sale of tangible products; however, it has not exceeded 10% of our total consolidated sales, and therefore does not require separate disclosure under Rule 5-03.

Note 2.  Summary of Significant Accounting Policies

Inventories.  Page F-8

11.
We note that the Company’s net inventory included a reserve of $3,050,000 and $2,850,000 at December 31, 2008 and 2007, respectively.  With regards to your inventory valuation, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5(BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve.  Tell us whether inventory previously written down to the estimated net realizable value is ever written back up due to changes in future demand and market conditions.  Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Our inventory reserve of $3,050,000 and $2,850,000 at December 31, 2008 and 2007, respectively, is related to excess levels of inventory and potentially obsolete inventory.  We have historically presented separate inventory reserve accounts because we track our inventory on both a gross and net basis. Prospectively, we will eliminate the presentation of inventory reserves in order to be consistent with the concept under ARB 43 that write downs establish a new basis of inventory.

Our process for writing down inventory identified as excess to demand or potentially obsolete is based largely on making comparisons of the inventory on hand by part to recent usage and sales experience. We use our recent usage and sales experience to make estimates of what future demand will be, and we write-down the balance of parts we estimate is in excess of future demand to zero.   Note that due to the nature of our product, there is no substantive ability to liquidate excess qualities or recover salvage or scrap value. We have used this same process to evaluate our inventory for excess and obsolescence consistently for many years.

Given the mechanics of our system's calculation for estimating future demand based on past usage and sales experience, there are limited circumstances where such convention has the effect of writing back up the net realizable value of an inventory item.  These write-ups of inventory amounted to approximately $133,000, $16,000 and $1,000 in 2006, 2007 and 2008, respectively, which we do not consider material for disclosure purposes.

On occasion we do sell excess and potentially obsolete inventory which has been reserved, and in such cases recognize a higher gross margin as a result of the previous write-downs. Such revenues did not exceed $200,000 in any of the three years ended December 31, 2008.  We do not consider these amounts to be material for disclosure purposes.

Revenue Recognition, Page F-8

12.
We note from your disclosures on page 6 that the Company sells its products through resellers (i.e. OEMs and distributors).  Please explain your revenue, recognition policy for products sold through your resellers.  For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis.  If your policy differs amongst resellers, then please explain why.  Also, if you recognize revenue on a sell through basis, then tell us how you account for inventory upon delivery to the resellers and tell us the amount of inventory held at resellers for each period presented.  Further, tell us how you considered including a discussion of your revenue recognition policy as it relates to indirect sales in your footnote disclosures.

We have no indirect sales. We recognize all revenue from our distributors and resellers on a sell-in basis and on substantially the same terms as we recognize revenue from all our other customers.  Our revenue for products sold through distributors is recognized on a sell-in basis, because while our distributors have certain rights of return, we have met all of the conditions in paragraph 6 of SFAS 48, Revenue Recognition When Right of Return Exists, to recognize revenue.

We will disclose our revenue recognition policy for sales to distributors, as described in the previous paragraph, in our future filings.

Note 11.  Commitments and Contingencies, page F-14

13.
We note that on May 14, 2008, the Company signed a Patent License and Settlement Agreement with FutureLogic that settled the current patent litigation and all other legal matters outstanding between the two parties.  Please tell us whether the Company received any settlements funds in exchange for the license to your dual port technology and if so, please tell us how you accounted for this settlement and how you classified such funds in your financial statements.

The response to this comment has been provided to the Staff in hard copy under separate cover pursuant to a request for confidential treatment pursuant to 17 C.F.R. §200.83.

Form 8-K Filed March 10, 2009

14.
We believe the non-GAAP operating statement columnar format appearing in the Form 8-K filed on March 10, 2009 (Exhibit 99.1) may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one compiles with Item 10(e)(l)(i) of Regulation S-K, Regulation G and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We will not use the non-GAAP operating statement columnar format of presentation that appeared in our Form 8-K filed on March 10, 2009 in future filings.

15.
We note your use of non-GAAP measures in the Form 8-K filed March 10, 2009, which excludes a number of items that appear to be recurring in nature.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly-comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(l)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures, which appears to exclude certain items that could be considered non-recurring in nature, especially since these measures appear to be used to evaluate performance.  We also note your reference to “core operations” in your discussion of non-GAAP disclosures.  If you intend to use this terminology in your future filings, ensure that it is adequately defined and that you have fully explained how you determine that the excluded items are not representative of your “core operations.” Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

In the non-GAAP measures in our 8-K filed on March 10, 2008 (the “8-K”), we excluded an incremental inventory reserve charge, severance charge, and restructuring charge and each of these items could be considered recurring in nature.  We excluded these items based on our belief that exclusion is useful to investors to evaluate the Company’s performance.  Specifically, we excluded the incremental inventory reserve charge related to specific obsolete electronic components and discontinued printer products as (1) all of this charge was incurred in fourth quarter of 2007, (2) the amount of the charge was substantially higher than typical charges we incur, and (3) we do not expect similar magnitude charges in the future.  Similarly, we view the severance and restructuring expenses as unusual despite the fact they have been recurring.  Notwithstanding our belief that excluding the inventory charge, severance change and restructuring charge is useful, we do not intend to exclude these items in the future.

We also excluded the nonrecurring legal fees related to the settled lawsuit with FutureLogic, Inc. in the non-GAAP measures in the 8-K because we believe exclusion is useful to investors to evaluate performance.  We acknowledge the Staff’s comment with respect to enhancing our disclosure and we will disclose in future filings that we use the non-GAAP measure which excludes the FutureLogic, Inc. legal fees to enhance comparability of year-over-year operating performance results.  We believe the measure is useful for comparability purposes because we have not typically been involved in litigation involving expenses of the magnitude of the FutureLogic, Inc. litigation and we do not expect to be involved in litigation with expenses of this magnitude in the future.  All expenses relating to the FutureLogic, Inc. litigation were incurred over fiscal 2007 and 2008 and no additional expenses will be incurred related to this litigation.  We believe the measure is useful for investors for the same reason it is useful for management - to assess trends in operating income, net income and revenue.

We acknowledge the Staff’s comment regarding “core operations” and confirm we do not anticipate using the term in future filings.

*           *           *           *           *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (203) 859-6810.

Very truly yours,

/s/ Steven A. DeMartino
Steven A. DeMartino
Executive Vice President, Chief Financial Officer, Treasurer and Secretary